Via Facsimile and U.S. Mail
Mail Stop 4720

May 20, 2010

Conan R. Deady
Corporate Vice President, General Counsel and Secretary
Idexx Laboratories, Inc.
One Idexx Drive
Westbrook, Maine 04092

Re: Idexx Laboratories, Inc.
  Form 10-K for the Fiscal Year Ended December 31, 2009
  Filed February 19, 2010
  File Number: 000-19271

Dear Mr. Deady:

  We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. The information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K

Item 1. Business

Production and Supply, page 9

1. You have disclosed that you purchase some products, raw materials and components from a single supplier. Please identify your sole source suppliers, describe the material terms of the supply agreement and file the agreements as exhibits. To the extent you believe you are not substantially dependent on these agreements, please provide your analysis supporting your determination.

2. Please describe the material terms of your supply agreements with Ortho-Clinical Diagnostics, Inc.

Patents and Licenses, page 9

3. Please identify the products or classes of products related to patents related to the detection of Lyme disease and the detection of FIV antibodies.

4. Please describe the material terms of your agreements with Tulane University, the University of Texas, Boehringer Ingelheim and Cornell University and identify the products or class of products related to these license agreements. Please either file these agreements as exhibits or provide us with an analysis supporting your determination that you are not substantially dependent on these agreements.

Government Regulation, page 11

5. We note your statement that "compliance with an extensive regulatory process is required in connection with marketing diagnostic products in Japan, Germany, the Netherlands and many other countries." Please expand your disclosure to include a more detailed discussion of the regulatory processes in those countries and others outside the United States where you currently market your products, to the extent that your sales in these countries are material.

Item 1A. Risk Factors

Various Government Regulations Could Limit or Delay Our Ability to Market and Sell Our Products, page 14

6. To the extent known, please expand your disclosure concerning the FTC's investigation to state the actual practices you have engaged in that are at issue, including which products they concern, and what potential penalties you will be

subject to if the FTC concludes that you have violated Section 5 of the Federal
Trade Commission Act.

Definitive Proxy Statement on Schedule 14A

Nominating and Governance Committee, page 8

7. Your disclosure concerning diversity on page 9 does not include a discussion of
   how the Nominating and Governance Committee has implemented this policy or
   how the Committee assesses its effectiveness. Please revise your disclosure to
   include this information. We refer you to Item 407(c)(2)(vi) of Regulation S-K.

Election of Directors, page 17

8. Please identify the specific experience, qualifications, attributes or skills that led
   to the conclusion that each person should serve as a director as required by Item
   401(e) of Regulation S-K. Please note that your discussion on page 8 is not
   sufficient as the item requires a discussion of each individual's experience,
   qualifications, attributes or skills, as opposed to a discussion of the board
   members' collective experience, qualifications, attributes or skills.

Compensation Discussion & Analysis, page 22

9. We note your discussion of the establishment of the bonus pool on page 27.
    Please disclose the amount of the bonus pool and confirm that each individual's
    goals were used to determine the portion of the pool awarded to each individual as
    a bonus.

10. Please revise the discussion of the annual cash bonus awards to discuss the
    Committee's overall assessment of each named executive officer's performance
    based on the individual goals identified. Your discussion should address the
    extent to which the Committee believes that each named executive officer,
    achieved, over achieved or under achieved his or her goals, any significant factors
    considered in making the assessment and the percentage of the bonus pool
    awarded to each named executive officer.

* * * *

Please provide us the information requested within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter with your response
that keys your response to our comments. Detailed cover letters greatly facilitate our
review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Scot Foley at (202) 551-3383, Suzanne Hayes, Branch Chief, at (202) 551-3675 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director